EXHIBIT   2.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2005

Minco Mining & Metals Corporation

This management’s discussion and analysis (“MD&A”), dated May 11, 2005 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the quarter ended March 31, 2005 and the audited financial statements and notes for the year ended December 31, 2004. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Mining & Metals Corporation (“Minco Mining”, the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in the People’s Republic of China. Through joint ventures with Chinese governmental entities and alliances with leading mining enterprises in China, Minco is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, Minco has been active in Chinese mineral exploration, property evaluation and acquisitions and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties. Large areas of mineral lands with potential exist in China and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China. There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

In 2004, the Company incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). Minco China and Minco Base Metals are wholly owned. At March 31, 2005, the Company owned a 70% interest in Minco Silver, however, a subsequent financing by Minco Silver reduced the Company’s interest to 57%.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2004 1st quarter average	6.293	0.759
March 31, 2004	6.338	0.765
2004 average	6.382	0.770
December 31, 2004	6.880	0.830
2005 1st quarter average	6.765	0.816
March 31, 2005	6.811	0.822

Company’s Operations

The Company plans to develop its silver projects in Minco Silver, its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi, Yangshan, Western Extension of Yangshan, Changkeng) in Minco China under the main umbrella company, Minco Mining & Metals Corporation. The following is a discussion of the properties that the Company holds directly and through its subsidiaries.

Minco Mining

Changkeng Gold Project

On September 28, 2004, the Company signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), with a total investment of 100 million RMB (approximately $14.7 million) to explore and develop the Changkeng gold deposit. To earn 51% equity interest in the Jinli JV, the Company will contribute 51 million RMB (approximately $7.5 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 dated April 1, 2005, which was filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Chengkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the Jinli title transfer.  The remaining 67 million RMB will be used for project exploration and feasibility studies on the mine property.

The exploration permit, which expired in September 2004, is currently being renewed by the No. 757 Exploration Team. The Company is not undertaking further work on the Chengkeng property until the exploration permit is renewed.

The Changkeng gold deposit consists of two parallel gold zones. In a preliminary Chinese government resource estimate, No.1 zone, underneath the No. 2 zone, contains 3,716,994 tonnes of mineralization at 7.94 grams gold per tonne (29.5 tonnes gold), while No. 2 zone hosts 129,332 tonnes of mineralization at 7.44 grams gold per tonne (0.96 tonnes gold) (“inferred resource” by Canadian Institute of Mining, Metallurgy & Petroleum [CIM] guidelines).

The phase one program consisting of eight drill holes confirmed results of both the previous Chinese drilling and also the continuity of the No.1 Zone along the synclinal structure towards the east and south. The phase one program was completed with four diamond drills and eight diamond drill holes. The phase two program will start shortly with systematic grid infill drilling to fully delineate the resource and to upgrade resource estimates from inferred to indicated or measured in accordance with CIM guidelines. All holes were drilled vertically although true widths of the intersections have not yet been established.

Of particular significance is the eastern extension of the mineralized zone where a hole known as JZK4001 revealed strong gold values. In a previous drill program, the Chinese partner had drilled a hole known as ZK4802 approximately 1,000 metres east of the main zone area which encountered a 127.59 metre thick mineralized alteration zone assaying 1.24 grams per tonne of gold, with a higher grade section running at an average of 3.85 grams per tonne gold over 11.99 metres.

Reassay results on these drill holes have indicated that the fire assay results are consistently higher than those of previously published results.

A large exploration program has been planned to delineate the deposit, expand the existing resource base, upgrade the resource estimates and carry out metallurgical testing. The objective of the program is to bring the near-surface, high-grade gold deposit to the feasibility study stage by the end of 2005.

BYC Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”) whereby Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of Cantech and by spending $2.4 million in explorations over three years. The agreement was amended in March 2004 and in April 2005 so that the Cantech may exercise the first option by issuing to the Company 500,000 common shares in the capital stock of Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been paid.

2)

4 million RMB (approximately $587,000) on or before March 22, 2006

3)

6 million RMB(approximately $881,000) on or before March 22, 2007

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.

Pursuant to the letter agreement, Cantech issued the Company 250,000 common shares at $0.34 per share for a value of $85,000 on April 1, 2004, and issued a further 100,000 common shares at $0.37 per share for a value of $37,000 on October 1, 2004. Another 100,000 and 50,000 common shares is due on March 22, 2005 and September 22, 2005, respectively. In May 2005, the Company received the 100,000 common shares of Cantech due on March 22, 2005. These common shares had a deemed value of $21,000.

This large property covers approximately 100 individual gold showings related to shear hosted fracture systems within or peripheral to a granitic intrusion. The most significant showing, known as the “North Zone” is located on the north-west contact of the intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections. Significant fire assay data is shown in the following table

The 2004 exploration program comprised detailed geological mapping, trenching and sampling of approximately 100 gold showings and anomalies over the licensed areas identified earlier by the Company’s Chinese partner. This data is supplemented by additional geochemical and geophysical surveys (magnetometer and IP) in selected areas. The 2004 diamond drilling program was designed to follow up with the targets selected from these mapping and sampling programs.

An area of interest with gold bearing low-sulphide, shear and tension related quartz veins is located  in the property’s North Zone along the northeasterly extension of a historical mining zone.

A field program under the supervision of Peter Folk, P.Eng. will begin around May 10, 2005. A program of detailed mapping, sampling, cove relogging, and detailed geochemistry in and around the North Zone, South Zone and their extensions will be carried out prior to resuming the diamond drilling program. The drilling will be re-scheduled for the first week of July 2005.

Three Gold Properties on the Yangshan West Extension

The Company signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. (the “Gansu JV”) for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

•

Guanniuwan (GNW)

•

Hongyangou (HYG)

•

Guojiagou (GJG)

Total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by the Company (approximately $1.1 million).

The Company is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties that are close to the Yangshan Anba project (discussed below).

At Goujiagou (GJG), a soil sampling program on a 100 metre by 40 metre grid has been conducted. 2,412 soil samples were collected and assayed for gold, silver, arsenic, antimony, bismuth, mercury, copper, lead, zinc and tungsten. A very strong gold anomaly, about 4 kilometres long and 400 to 1,000 metres wide, is delineated by using a 40 ppb gold cut-off. This east west trending gold anomaly is along the altered contact zone between Triassic limestone and fine classic sediments and an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold. In addition, strong and coincident arsenic and antimony anomalies were also delineated in this area.

The Company started a trenching program on the GJG property to follow up with this strong gold anomaly and experienced immediate success in outlining a gold zone with values of 1 to 6 grams per tonne gold over a 7 metre trench. This is a preliminary result only from examining a very small area within the anomalous zone.

The 2004 exploration program on Guanniuwan (GNW) comprised 1:2,000 scale geological mapping covering 3 square kilometres as well as re-sampling of old trenches, artisanal mining pits and adits and driving of two adits. A total of 415 channel samples were taken. Two gold mineralization zones (North Zone and West Zone) discovered previously were traced from a surface mapping and trenching program. One adit (PD2301) was driven to 100 metres in the North Zone and a second 100 metre adit (PD15903) was driven in the West Zone. The latter adit had not reached the target mineralized zones by season’s end.

Results from the phase one exploration programs on the other property, Hongyangou (HYG) is pending. Since there are extensive surface gold showings on the GNW property, an underground aditting program is currently underway.  The Company is compiling and evaluating all the exploration data for the three extension properties.

The documents for Exploration Permit transferring have been prepared. Once the exploration Permit is transferred from No. 2 Exploration Institute to Qinqi, then the Gansu JV may start the title transfer from Qinqi to the JV.

Yangshan Anba

Gansu Keyin Mining Co. Ltd., the Company’s joint venture (the “Keyin JV”), signed a joint venture agreement in principle with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the 3 million ounce Anba gold property in the Yangshan gold field (the “YGM JV”). The Keyin JV will earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred into the YGM JV once the definitive joint venture contract has been signed and all requisite approvals have been obtained. The Keyin JV has applied for a business license.

In April 2004, the YGM JV’s board of directors agreed to pay 3 million RMB (approximately $440,000 million) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its

Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer. The YGM JV has also demanded the return of the 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000) is recorded as a receivable in the Company’s consolidated accounts.

The Company plans to start the drilling programs shortly after the exploration permit has been transferred to the YGM JV.

Gobi Gold Project

The Company has earned a 57% interest in the fully-licensed joint venture company with Inner Mongolia Damo Mining Co. Ltd. for the Gobi Gold project (the “Damo JV”) by spending approximately $1.16 million, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.64 million).

The exploration report has been completed by Mr. Wang Yong, the project geologist. He suggests the Gobi project has some potential to make a discovery on a new mineralized zone. Exploration on Gobi will be restarted to test more targets and then the Company will make a decision to farm-out or restart exploration.

Minco Silver Corporation

Corporate Overview

Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) have entered into a strategic alliance to jointly pursue silver opportunities in China.  Under terms of the alliance, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% interest in the new venture. Silver Standard has preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to a maximum of 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China.

Minco Silver has a 136 to 164 million ounce silver inferred resource (see 43-101 report) in its Fuwan Silver joint venture in Guangdong, China. The Fuwan Silver Property constitutes a substantial silver resource in terms of both tonnage and grade. The silver grade is 250 to 270 grams per tonne silver. Minco Silver will be testing the limits of this high-grade deposit, which will form its prime asset. As part of its long-term strategy, Minco Silver plans to become a major Chinese silver producer and will be seeking additional silver property joint ventures. Minco Silver has the right to earn 70% of the equity interest in the Fuwan silver project.

In November 2004, Minco Silver completed a non-brokered private placement of 6,000,000 special warrants at a price of $0.50 each for gross proceeds of $3 million. On May 10, 2005 Minco Silver announced the closing of the private placement of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000. A total of 1,876,000 special warrants were sold on a brokered basis through Minco Silver’s agent, First Associates Investments Inc., and the remaining 2,400,000 special warrants were sold by Minco Silver on a non-brokered basis. Included in the non-brokered portion was a subscription by Silver Standard for 960,000 special warrants for aggregate proceeds of $1,200,000.

Upon receipt of regulatory approval of a prospectus, which Minco Silver is currently completing, qualifying the conversion of the special warrants into common shares, Minco Silver will have 24,276,000 common shares issued and outstanding, of which Minco Mining will own 57% and Silver Standard will own 20%. Net proceeds from the offerings will be used for: i) funding exploration and development activities of the Fuwan silver property; ii) acquisition of additional China silver mineral properties; and iii) general corporate purposes.

The May 2005 special warrant offering was the first part of a combined special warrant offering and initial public offering (“IPO”). In the IPO, Minco Silver will offer 800,000 common shares at a price of $1.25 per share, for gross proceeds of $1,000,000. Minco Silver has entered into an agreement with First Associates Investments Inc. (the “Agency Agreement”) pursuant to which First Associates Investments Inc. acted as agent with respect to the brokered portion of the special warrant offering and agreed to act as agent with respect to the IPO offering on a “best efforts” basis (“Brokered Financing”).

Each special warrant entitles the holder, upon the exercise or deemed exercise thereof and without payment of any additional consideration, to receive one common share of Minco Silver.  Each special warrant is exercisable by the holder at any time for a period of 12 months from the date of closing, or on the fifth business day after the day on which a receipt is issued for Minco Silver’s prospectus qualifying the issuance of the common shares on exercise of the special warrants.

Pursuant to the Agency Agreement, Minco Silver agreed to pay a cash commission equal to 8% of the gross proceeds of the Brokered Financing. In addition, Minco Silver agreed to pay an underwriting fee of $45,000 and to issue at closing, non-transferable agent’s options to purchase up to 10% of the number of securities sold in the Brokered Financing (“Agent’s Options”). Each Agent’s Option will entitle the holder to purchase an additional common share of Minco Silver at $1.25 per share for a period of 12 months from the date of closing and thereafter at $1.50 per share for an additional six months. To date, Minco Silver has paid a cash commission of $187,600 (on the brokered portion of the special warrant offering), $15,000 of the underwriting fee and issued 187,600 Agent’s Options.

Following the May 2005 special warrant offering, Minco Silver has approximately $8.3 million in working capital which will provide sufficient funding to pursue its strategy in acquiring silver assets in China. These working capital reserves will be augmented by proceeds from the planned IPO.

Fuwan Silver Project

On September 28, 2004, the Company signed a 30-year joint venture contract with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver deposit adjacent to the Changkeng property.  This agreement has been assigned to Minco Silver.

Minco Silver and GGEDC will form a Sino-Foreign Joint Venture called Guangdong Minco-Nanling Mining Co., Ltd. (the “Nanling JV”) with a total investment of 30 million RMB (approximately $5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the Nanling JV, Minco Silver is to contribute 21 million RMB (approximately $3.1 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 dated March 30, 2005, which was filed on SEDAR at www.sedar.com.

The Nanling JV is to acquire the Fuwan Silver property exploration permit also from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.52 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. The Nanling JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan mine property.

On April 7, 2005, Minco China received three Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources on the silver properties as follows:

a) Guanhuatang silver and multi-metals property

b) Luoke-Jilinggang silver and multi-metals property

c) Guyegang-Sanyatang silver and multi-metals property

These properties are located around the area of the Fuwan silver property.

On April 22, 2005, the application submitted by No. 757 Exploration Team and Minco China for the transfer of the Exploration Permit for Reconnaissance Survey on the Fuwan Silver Property is considered in accordance with all the state’s requirements for a title transfer. The Department of Land and Resources of Guangdong Province hereby approves the said transfer application. The further approval for the above title transfer from the Ministry of Land and Resource is currently in process.

Minco Silver has started a drilling program on the Fuwan silver project located in Guangdong, China. The first due diligence drill hole (NZK3201) has completed. The drill cores have been logged and sampled. A total of 80 sample pulps have been sent to a lab in Beijing for assaying. The assay results are expected to be received in late May 2005.  The second drill hole (NZK2401), started on April 18, 2005, is planned to reach a depth of 300 metres. To date, the drilling has reached 108 metres in the Carboniferous sequences. From a depth of 88 metres, drilling intersected mineralization zone in the silification zone.

Resampling on the drill hole ZK1902 obtained a total of 112 samples. Those samples will be prepared in Guangdong then assayed in Beijing.

Minco Base Metals

Corporate Overview

As discussed above, Minco Based Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but is intended that Minco’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Keyin JV is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco has a 61% earned interest in the White Silver Mountain project having spent approximately $3 million, including exploration costs of $1.4 million, in the depth extension of the producing massive sulphide deposit. The entire mining and processing infrastructure is in place and therefore incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits prior to preparation of a feasibility study. The White Silver Mountain project is fully-licensed.

Minco can earn up to 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.94 million). Work will resume on the project by the third quarter of 2005.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand.

Exploration Costs

In the first quarter of 2005, the Company spent $127,000 on exploration costs compared to $137,000 in the same period of 2004. In 2004 however, the Company recovered $61,000 of recovery costs from Cantech regarding BYC, with the result that net expenditures increased from $76,000 in the first quarter of 2004 to $127,000 in the first quarter of 2005.

The most significant changes from activity in the prior year were a decrease in expenditures on Yansghan Anba (since the Company is looking for a new contractor to advance work on this project) and new expenditures on Changkeng and Fuwan, which were acquired in late 2004.

	2005 Q1	2004 Q1
Gansu
• White Silver Mountain	$6,330	$15,881
• Yangshan, Anba	3,090	49,962
• Yangshan, Western Extension	22,572	11,552
Inner Mongolia
• Gobi Gold	1,225	19,749
• BYC	27,420	39,865
Guangdong
• Chengkeng	33,461	-
• Fuwan	32,427	-
Gross exploration costs	126,525	137,009
Exploration cost recoveries	-	(61,065)
Expensed exploration costs	$126,525	$75,944

As described above, the Company has an agreement with Cantech under which Cantech funds exploration activities on the BYC project. In the first quarter of 2005, the direct costs and management fees relating to the BYC project totalled $27,000, which was subsequently reimbursed by Cantech. The Company has elected to recognize the recovery of expenses when received.

Administrative Expenses

Total administrative expenses for the first quarter of 2005 are $610,000 compared to $523,000 for 2004. Administrative expenses such as salaries, rent, office and miscellaneous increased in this quarter. The increase in these expenses was largely due to the Company’s newly incorporated subsidiaries and the related recruitment of geologists and administrative staff in China.

In the period ended March 31, 2005, the Company recorded $170,000 in stock-based compensation expense, down from to $293,000 in the first quarter of 2004. Stock-based compensation expense represents the fair value of stock options awarded to management, staff and directors. The decrease in this expense was attributable to fewer options vesting in the period and the Company’s decreased stock price, which in turn resulted in a decreased fair value of stock options.

The Company closed its Toronto office in March 2005, which had opened in April 2004. This is expected to save about $15,000 per month.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. Interest and sundry income in the first quarter of 2005 was $70,000, compared to $20,000 in the same period of 2004. This reflects increased investments resulting in higher interest revenue; interest income increased from $10,000 in the first quarter of 2004 to $54,000 in this quarter. The Company also charged higher office subleasing rental and management fees in connection with the Company’s joint venture activities.

Conformity with US GAAP

There are no material differences between the Company’s financial position and results of operations presented in this management’s discussion and analysis and the corresponding amounts prepared in conformity with accounting principles generally accepted in the United States of America.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2005		2004			2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest & sundry income	69,968	220,475	69,081	9,105	19,763	33,181	4,141	403
Net income (loss)	(650,374)	(748,069)	(690,252)	(954,150)	(579,191)	(752,257)	(354,974)	(423,022)
Net income (loss) per share – basic and diluted	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)	(0.03)	(0.02)	(0.02)

During the most recent eight quarters, the Company has had no discontinued operations or extraordinary items.

The Company’s operating losses have generally trended higher through 2003 to 2005, reflecting the Company’s higher level of activity as it acquires interests in new properties and undertakes new exploration initiatives. The Company is subject to seasonality in that exploration expenditures generally decrease in the winter and are higher in the other three seasons.

Some period-to-period fluctuations are the result of specific exploration initiatives. For instance, the increase in net loss in the second quarter of 2004 was largely attributable to exploration expenses incurred regarding Changkeng. The significant increase in net loss in the fourth quarter of 2004 was primarily due to increased development and financing activities. The net loss decreased in the first quarter of 2005 as the exploration activities slowed over the winter and in particular due to the Chinese New Year holiday. Project exploration and the joint ventures’ offices in China were closed for about two weeks. Furthermore, administrative expenses decreased with significant decreases in foreign exchange loss and investor relations expenses offset by increased stock-based compensation.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

Operating Activities

In the first quarter of 2005, the Company used cash of $530,000 to support operating activities. The net loss in this quarter was $650,000. This loss was partially offset by expenses not requiring cash (amortization $6,000, stock-based compensation $170,000) and increased by the non-controlling interest in the loss of $16,000, which did not represent a source of cash. The Company invested $39,000 in working capital. In the same period of 2004, the Company used cash of $361,000 to support operating activities.

Financing Activities

In the period ended March 31, 2005, the Company generated $238,000 from financing activities through issuances of common shares, including $88,000 from the 266,033 stock options exercised ranging from $0.20 to $0.50 per share, and $150,000 from the 250,000 share purchase warrant exercised at $0.60 per share. The Company generated $210,000 from financing activities in the same period of 2004.

Investing Activities

In this quarter, the Company generated $1,088,000 from investing activities compared to $3,666,000 in 2003. Substantially all of the cash was generated from the redemption of the liquid short-term investments to be used to fund the Company’s activities. The Company also spent $1,000 to purchase new equipment, including capital assets purchased by joint ventures.

Available Resources

The Company’s cash and short-term investment balance at March 31, 2005 amounted to $11,880,000. Of this amount, $2,996,000 related specifically to Minco Silver. The strong cash position will enable the Company to continue its exploration and development activities. The Company expects that expenditures on exploration will increase in 2005 as the Company increases the number of joint ventures in which it participates and evaluates more properties.

Share Capital

The Company has recently undertaken issuances of securities as follows:

•

In October 2004, the Company completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of 24 months, allowing the holder to acquire one common share for a price of $1.70.  This offering raised gross proceeds of $5,000,000; the Company incurred costs of $546,000 in connection with this offering.

•

In November 2004, the Company, through Minco Silver, raised $3,000,000 through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of Minco Silver. Four million special warrants were placed with Minco’s strategic partner, Silver Standard. Upon the completion of a prospectus qualifying the special warrants, Minco Silver will have 20 million common shares issued and outstanding, of which the Company will own 14 million common shares.

•

During the first quarter of 2005, the Company generated $238,000 through the exercise of share purchase warrants and employee stock options.

•

In April 2005, the Company announced that its subsidiary, Minco Silver, will complete a special warrant offering and initial public offering for gross proceeds of $6 million in two parts: 4,276,000 special warrants at a price of $1.25 per warrant for gross proceeds of $5.3 million, of which $3 million will be completed on a non-brokered basis and $2.3 million on a brokered basis, and 560,000 common shares at a price of $1.25 per share for the IPO, for gross proceeds of $700,000. As discussed above, in May 2005, the Company closed the special warrant offering, raising gross proceeds of $5,345,000.

The Company has an authorized capital of 100 million common shares with no par value. As at March 31, 2005, the Company had 35,559,930 common shares outstanding compared to 35,043,897 common shares outstanding at December 31, 2004.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Rent (Note 1)	$ 454,828	$ 177,424	$ 277,404	$ -	$ -
Contract commitments (Note 2)	1,587,302	-	1,587,302	-	-
Total contractual obligations	$2,042,130	$ 177,424	$1,864,706	$ -	$ -

As at March 31, 2005, the Company also had 3,824,638 share purchase warrants outstanding exercisable at varying prices between $0.60 and $2.15 per share with varying expiry dates between July 2005 and October 2006.

As at March 31, 2005, the Company had 3,117,967 stock options outstanding, exercisable at varying prices between $0.20 and $2.00 per share.

At the date of this management’s discussion and analysis, there are 35,741,358 common shares, 3,793,210 share purchase warrants, 250,000 broker options and 3,067,967 stock options outstanding.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. In its joint ventures, Chinese partners contribute exploration permits in exchange for a combination of debt and equity in the joint venture. The exploration permits and related obligations are not recorded in the Company’s balance sheet, but, as disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations in respect of the allocation of any profits that may be generated from the joint ventures.

Contractual Obligations

At March 31, 2005, the Company was contractually obliged to make payments as follows:

Notes

(1)

The Company has commitments in respect of office leases requiring minimum payments through 2007.

(2)

Costs of exploration permits for Yangshan Anba.

In addition to these contractual commitments, the Company has entered into joint venture and option agreements to acquire interests in properties. These payments are dependent on future events or are discretionary. At the date of this report, these future option payments (which are described in more detail in the sections of this management’s discussion and analysis that describe the properties) aggregated $15,200,000.

Transactions with Related Parties

The Company paid or accrued the following amounts to its directors or corporations controlled by its directors:

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004

Exploration costs	$ 33,840	$ 21,420
Management fees	-	893
Property investigation	9,760	8,287
	$ 43,600	$ 30,600

(1)

Accounts payable of nil (2004 - $79,986) are due to a director of the Company.

(2)

An amount receivable of $40,348 (2004 - $306,605) was due from two companies related by a common director. $34,549 was subsequently received.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

The Company’s related critical accounting estimates remain essentially unchanged from 2004.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  The Company now expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company’s other significant accounting policies are described in note 2 to the 2004 audited financial statements.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent to market value, although temporary investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments. The Company is owed 1,500,000 RMB (approximately $220,000) by a joint venture. While there is credit risk associated with this receivable, management believes that collection is very likely.

The Company does not have any risk associated with “other instruments”, that is instruments that may be settled by the delivery of non-financial assets.